SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------


                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.__)



                             Carson, Inc.          (Name of Issuer)


                    Class A Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                145845 10 3
                                (CUSIP Number)



                             --------------------










                             Page 1 of 7 Pages

                                    SCHEDULE 13G

CUSIP NO.:  145845 10 3

(1)   NAME OF REPORTING PERSON:  Vincent A. Wasik

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  378440536

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         |_|

      (b)         |_|

(3)   SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)   SOLE VOTING POWER:  6,617,340

      (6)   SHARED VOTING POWER:  0

      (7)   SOLE DISPOSITIVE POWER:  6,617,340

      (8)   SHARED DISPOSITIVE POWER:  0

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 6,617,340

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                      |_|

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  57.9%

(12)  TYPE OF REPORTING PERSON:  IN





                             Page 2 of 7 Pages

                                    SCHEDULE 13G

CUSIP NO.:  145845 10 3

(1)   NAME OF REPORTING PERSON:  DNL Partners Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  061429779

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         |_|

      (b)         |_|

(3)   SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)   SOLE VOTING POWER:  6,617,340

      (6)   SHARED VOTING POWER:  0

      (7)   SOLE DISPOSITIVE POWER:  6,617,340

      (8)   SHARED DISPOSITIVE POWER:  0

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON: 6,617,340

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                      |_|

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  57.9%

(12)  TYPE OF REPORTING PERSON:  PN





                             Page 3 of 7 Pages

ITEM 1(A).  NAME OF ISSUER:


      Carson, Inc. ("Carson")


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


      64 Ross Road, Savannah Industrial Park
      Savannah, Georgia  31405


ITEM 2(A).  NAME OF PERSON FILING:


      Vincent A. Wasik and DNL Partners Limited Partnership ("DNL
      Partners" and together with Mr. Wasik, the "Reporting
      Persons")


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE:


      c/o Morningside Capital Group, L.L.C.
      One Morningside Drive North, Suite 200
      Westport, Connecticut  06880


ITEM 2(C).  CITIZENSHIP:


      United States of America


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:


      Class A Common  Stock,  par  value  $.01 par  share  (the  "Class A Common
       Stock")


ITEM 2(E).  CUSIP NUMBER:


      145845 10 3




                             Page 4 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


            Not applicable.


ITEM 4.     OWNERSHIP.


            The responses of the Reporting Persons to Items 5 through 9 of the portions of their respective cover pages which relate to shares of Class A Common Stock beneficially owned are herein incorporated by reference. All of the 6,617,340 shares of Class A Common Stock beneficially owned by the Reporting Persons represent shares that DNL Partners has a right to acquire, at its option, at any time, upon the conversion in accordance with its terms of 6,617,340 shares of Class C Common Stock, par value $.01 per share, of Carson. Of the 6,617,340 shares, 818,640 shares are held by DNL Partners as Voting Trustee pursuant to a Voting Trust Agreement dated August 23, 1995.

            Mr. Wasik has a 99% ownership interest in DNL Group, L.L.C., the general partner of DNL Partners, and therefore is deemed to have voting and dispositive control as to the shares held by DNL Partners.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.


            Not Applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.


            Of the 6,617,340 shares beneficially owned by the Reporting Persons, 818,640 shares are held by DNL Partners as Voting Trustee pursuant to a Voting Trust Agreement dated August 23, 1995. The beneficiaries of the Voting Trust have the right to receive dividends from, and the proceeds of the sale of, such shares held by the Voting Trustee.



ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE
            SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
            REPORTED ON BY THE PARENT HOLDING COMPANY.


            Not Applicable.



                             Page 5 of 7 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
            THE GROUP.


            Not Applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.


            Not Applicable.


ITEM 10.          CERTIFICATION.


            Not Applicable.



                             Page 6 of 7 Pages

                                   SIGNATURE



            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 6, 1997

                                    VINCENT A. WASIK



                                      /s/Vincent A. Wasik

                                    DNL PARTNERS LIMITED PARTNERSHIP

                                    By:  DNL GROUP, L.L.C.,
                                         its General Partner



                                    By:  /s/Vincent A. Wasik
                                    Name:  Vincent A. Wasik
                                    Title:  Managing Member




                             Page 7 of 7 Pages